NASHUA CORPORATION
11 Trafalgar Square, Second Floor
Nashua, New Hampshire 03063

June 10, 2005

Via Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549-0405

Attention:	H. Roger Schwall
Assistant Director

Re:	Nashua Corporation
File No. 1-05492
Form 10-K for the Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

On behalf of Nashua Corporation (“Nashua” or the “Company”), this letter is submitted in response to discussions with Jonathan Duersch of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the letter dated April 18, 2005 (the “SEC Comment Letter”) from H. Roger Schwall to John L. Patenaude, Chief Financial Officer of Nashua and Nashua’s letter dated April 29, 2005 in response to the SEC Comment Letter.

As requested by Mr. Duersch in our discussions regarding Nashua’s response to comment three in the SEC Comment Letter, set forth below are roll forwards of potential loss contingencies for fiscal years 2004, 2003 and 2002.

	Reserve Balance			Reserve Balance
2004 Activity:	December 31, 2003	Increase	(Payment)	December 31, 2004
		(in thousands)
Postretirement Health Benefits	$1,599	—	—	$1,599
Environmental Reserve	652	—	(267)	385
Edward G. Krasnecki Litigation	—	—	—	—

Total Contingency Reserves	$2,251	—	$(267)	$1,984

Mr. H. Roger Schwall
June 10, 2005

	Reserve Balance	Increase/		Reserve Balance
2003 Activity:	December 31, 2002	(Decrease)	(Payment)	December 31, 2003
		(in thousands)
Postretirement Health Benefits	$—	$1,599	—	$1,599
Environmental Reserve	802	174	(324)	652
Edward G. Krasnecki Litigation	140	(13)	(127)	—

Total Contingency Reserves	$942	$1,760	$(451)	$2,251

	Reserve Balance			Reserve Balance
2002 Activity:	December 31, 2001	Increase	(Payment)	December 31, 2002
		(in thousands)
Postretirement Health Benefits	—	—	—	—
Environmental Reserve	1,067	85	(350)	802
Edward G. Krasnecki Litigation	—	140	—	140

Total Contingency Reserves	$1,067	$225	$(350)	$942

The postretirement health benefits contingency listed in the tables set forth above relates only to the contingency resulting from Nashua’s elimination of postretirement benefits to union employees located in New Hampshire in December 2002. Nashua’s reserve for postretirement benefits that was included in long-term liabilities in Nashua’s consolidated balance sheets as of December 31, 2004, 2003 and 2002 included all postretirement benefits. The calculations for the amounts of the reserves were performed by Nashua’s actuarial consultant, Aon Corporation. Additionally, the amounts of Nashua’s environmental reserve listed in the tables set forth above are calculated by Nashua based on information from its third-party environmental consultant, Haley & Aldrich, Inc.

If you require additional information, please telephone the undersigned at (603) 880-2145.

Very truly yours,

/s/ John L. Patenaude

John L. Patenaude
Vice President-Finance, Chief
Financial Officer and Treasurer

cc:	Mr. Andrew Albert
Philip P. Rossetti, Esq.